UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
Orient-Express Hotels Ltd.

(Name of Issuer)
Class A Common Stock, $0.01 par value

(Title of Class Securities)
G67743107

(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Andrew Dietderich, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
November 21, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G67743107	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,273,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,273,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,273,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1  The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	G67743107	Page	3	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,344

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2  The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	G67743107	Page	4	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,378

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,378

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
3  The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	G67743107	Page	5	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN
4  The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	G67743107	Page	6	of	9	Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5  The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008.

Item 1. Security and the Issuer
     This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on February 13, 2008 with the Securities Exchange Commission (the “SEC”) and amended by Amendment No. 1 to the Schedule 13D filed on May 27, 2008, by Amendment No. 2 to the Schedule 13D filed on June 3, 2008, by Amendment No. 3 to the Schedule 13D filed on August 4, 2008, by Amendment No. 4 to the Schedule 13D filed on August 25, 2008, by Amendment No. 5 to the Schedule 13D filed on September 25, 2008, by Amendment No. 6 to the Schedule 13D filed on October 3, 2008, by Amendment No. 7 to the Schedule 13D filed on October 7, 2008, and by Amendment No. 8 to the Schedule 13D filed on October 15, 2008 (as amended, the “Schedule 13D”) relating to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Shares”), of Orient-Express Hotels Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     On November 21, 2008, Valence, Oculus, and CR Intrinsic Investments submitted a letter to the Board setting forth, for the Board’s formal consideration, the Requisitioning Shareholders’ settlement offer with respect to the current corporate governance structure of the Issuer. The settlement offer included (a) the cancellation of the Class B shares of the Issuer, (b) implementation of a classified Board under which only one-third of its members would be required to stand for election at each Annual General Meeting of shareholders of the Issuer, (c) the Requisitioning Shareholders being given the right to identify a new director who would lead a committee of the Board in an evaluation of strategic alternatives for the Issuer, and (d) the agreement of the Requisitioning Shareholders to a standstill of certain shareholder activities until an appropriate period of time in advance of the 2009 Annual General Meeting of shareholders of the Issuer. The letter asked that the Board contact the Requisitioning Shareholders within one week if the Board is prepared to settle the matter or, if not, whether the Board believes further discussions would be warranted. The letter added that if the Board does not care to engage in any further discussions regarding the possible settlement then the Requisitioning Shareholders may be left with little choice but to pursue their legal options.
     The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the document itself, a copy of which is attached as Exhibit 3 hereto.
Item 5. Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, with effect from the date of this Amendment, as follows:
(a), (b) The percentages used herein are based upon the 50,959,500 shares of Common Stock expected to be outstanding as of November 19, 2008 upon the closing of the Issuer’s offering of Common Stock reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 14, 2008. The 2,273,300 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 4.5% of the Common Shares issued and outstanding. The 945,344 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 1.9% of the Common Shares issued and outstanding. The 945,378 Common Shares beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 1.9% of the Common Shares issued and outstanding. The DESCO LLC Shares are comprised of (i) the Oculus Shares and (ii) 34 Common Shares directly held by D. E. Shaw Synoptic Portfolios 2, L.L.C. (the “Synoptic Shares”). The 3,218,678 Common Shares beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 6.3% of the Common Shares issued and outstanding. The DESCO LP Shares are comprised of (i) the Valence Shares, (ii) the Oculus Shares, and (iii) the Synoptic Shares.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares. Valence disclaims beneficial ownership of the Oculus Shares and the Synoptic Shares, and Oculus disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.
DESCO LP, as managing member and investment adviser of Valence and investment adviser of Oculus and D. E. Shaw Synoptic Portfolios 2, L.L.C. (“Synoptic”), may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. DESCO LLC, as Oculus’ and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.
David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, and the investment adviser of Oculus and Synoptic, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Oculus and Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.
As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Schedule 13D, owns any Common Shares other than those set forth in this Item 5.
The Reporting Persons include the following information with respect to CR Intrinsic Investments, CR Intrinsic Investors LLC (“CR Intrinsic Investors”), and Steven A. Cohen (“Steven A. Cohen” and, together with CR Intrinsic Investors and CR Intrinsic Investments, collectively, the “CR Intrinsic Reporting Persons”); these disclosures are made on information and belief after making inquiry to the appropriate party:
(a) As of the close of business on November 21, 2008, the CR Intrinsic Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock outstanding. The percentages used herein are based upon 50,959,500 shares of Common Stock reported to be outstanding as of November 19, 2008, by the Issuer in its Form 424B5 filed with the Securities and Exchange Commission on November 14, 2008. CR Intrinsic Investors and Steven A. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Steven A. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d–3 of the Act, as amended, each of CR Intrinsic Investors and Steven A. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 5.6% of the shares of Common Stock outstanding). Each of CR Intrinsic Investors and Steven A. Cohen disclaim beneficial ownership of any of the securities covered by this Schedule 13D.
As of the close of business on November 21, 2008, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the CR Intrinsic Reporting Persons is 6,053,678 shares of Common Stock, representing approximately 11.9% of the shares of Common Stock outstanding.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Letter submitted by the Valence, Oculus and CR Intrinsic Investments to the Board of Directors of Orient-Express Hotels Ltd., dated November 21, 2008.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: November 24, 2008
D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.P., as Managing Member

By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.L.C.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.P.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

DAVID E. SHAW
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Attorney-in-Fact for David E. Shaw